SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. )*

ENDURANCE ACQUISITION CORP.

(Name of Issuer)

Ordinary shares, $0.0001 par value

(Title of Class of Securities)

G3041W123

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3041W123	SCHEDULE 13G

1.	NAME OF REPORTING PERSON Endurance Antarctica Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,570,000 shares (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,570,000 shares (1)(2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,570,000 shares (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.1% (1)(2)(3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. G3041W123	SCHEDULE 13G

1.	NAME OF REPORTING PERSON ADP Endurance, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,570,000 shares(1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,570,000 shares (1)(2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,570,000 shares (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.1% (1)(2)(3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)

See Item 4 below. Represents 3,570,000 Class B ordinary shares, $0.0001 par value per share, of the Issuer (the “Class B ordinary shares”) directly held by Endurance Antarctica Partners, LLC., which will automatically convert into Class A ordinary shares, $0.0001 par value per share, of the Issuer (the “Class A ordinary shares”) at the time of the Issuer’s initial business combination or earlier at the option of the holders thereof on a one-for-one basis, as more fully described in the Issuer’s amended and restated memorandum and articles of association or under the heading “Description of Securities—Founder Shares” in the Issuer’s final prospectus (File No. 333-259098), filed in connection with the Issuer’s initial public offering.

(2)	Excludes 6,630,000 private placement warrants purchased by the Sponsor that are not presently exercisable.
(3)	Based on 20,000,000 Class A ordinary shares and 5,750,000 Class B ordinary shares issued and outstanding as of September 30, 2021, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 15, 2021, and accounting for the forfeiture of 750,000 Class B ordinary shares by the Sponsor on November 3, 2021, and assuming the conversion of all the Class B ordinary shares held by Endurance Antarctica Partners, LLC.

CUSIP No. G3041W123	SCHEDULE 13G

Item 1 (a).	Name of Issuer

Endurance Acquisition Corp. (the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices

630 Fifth Avenue, 20th Floor, New York, NY 10111

Item 2 (a).	Names of Persons Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Endurance Antarctica Partners, LLC (the “Sponsor”)

2.	ADP Endurance, LLC (“ADP Endurance”)

Item 2 (b).	Address or Principal Business Office or, if none, residence

The business address of each of Sponsor and ADP Endurance is 630 Fifth Avenue, 20th Floor, New York, NY 10111.

Item 2 (c).	Citizenship

Sponsor is a Cayman Islands limited liability company.

ADP Endurance is a Delaware limited liability company.

Item 2 (d)	Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share

The Class A ordinary shares are the class of ordinary shares of the Issuer registered pursuant to the Act. The Reporting Persons own Class B ordinary shares. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted bases, 15.1% of the sum of the total number of all ordinary shares outstanding upon completion of the IPO plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Issuer).

Item 2 (e)	CUSIP Number:

G3041W123

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No. G3041W123	SCHEDULE 13G

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Not applicable.

Item 4.	Ownership

The responses to Items 5 to 9 and 11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons directly hold 3,570,000 Class B ordinary shares, representing 15.1% of the Issuer’s issued and outstanding ordinary shares. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination or earlier at the option of the holders thereof at a one-for-one basis, subject to adjustment, as more fully described in the Issuer’s amended and restated memorandum and articles of association or under the heading “Description of Securities—Founder Shares” in the Issuer’s final prospectus (File No. 333-259098), filed in connection with the Issuer’s initial public offering.

The Sponsor is the record holder of the shares reported herein. The Sponsor is controlled by ADP Endurance. The members of ADP Endurance who share voting and investment control are Chandra R. Patel, a citizen of the United Kingdom, Richard C. Davis, a citizen of the United States, and Graeme Shaw, a citizen of the United States, each of whom maintains an address at 630 Fifth Avenue, 20th Floor, New York, NY 10111. Consequently, each of ADP Endurance, Chandra R. Patel, Richard C. Davis and Graeme Shaw disclaims beneficial ownership of the reported securities held by the Sponsor, except to the extent of his/its indirect pecuniary interest therein. This report shall not be deemed an admission that either ADP Endurance, Chandra R. Patel, Richard C. Davis or Graeme Shaw are the beneficial owners of such securities for any purposes.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP No. G3041W123	SCHEDULE 13G

Item 10.	Certification

Not applicable.

CUSIP No. G3041W123	SCHEDULE 13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

ENDURANCE ANTARCTICA PARTNERS, LLC

By:	ADP ENDURANCE, LLC, as Managing Member

	By:	/s/ Chandra R. Patel
Chandra R. Patel
Authorized Signatory

INDEX EXHIBIT

SCHEDULE 13G

Exhibit Number	Exhibit Description

1	Joint Filing Agreement